Lynda Sullivan, CA, CPA
 Executive Vice President & Controller

May 31, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   Manulife Financial Corporation
     Form 40-F for the Fiscal Year Ended December 31, 2012
 Filed March 15, 2013
 File No. 001-14942

Dear Mr. Rosenberg:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 8, 2013 regarding the above referenced filing on Form 40-F of Manulife Financial Corporation (the “Company”).

For convenience, the comments from your letter are reproduced below in bold immediately followed by the Company’s response in plain text.  Proposed disclosures that may be included in future filings, as appropriate in the circumstances at the time, are shown in italics.

Exhibit 99.2 – Management’s Discussion and Analysis

Financial Performance, page 11

1.
Please provide us proposed disclosure to be included in future filings to explain the significant changes in net income attributable to shareholders since your disclosures primarily focus on changes in core earnings which is a non-GAAP measure. For example, please include an explanation for the change in insurance contract liabilities line item on the statement of income.

Response:
In accordance with IFRS, many of the of the Company’s accounting policies are based on mark-to-market accounting.  Comment 1 above, and most of the other comments in staff’s letter dated May 8, 2013, relate to the impact of mark-to-market accounting.  Mark-to-market accounting under fair value measurement accounting policies, impacts the measurement of our invested assets. As well, the impact of changes in interest rates, equity markets and other investment assumptions are reflected in the measurement of our insurance contract liabilities.  As a result, changes in equity markets and interest rates can have, and in recent years have had, significant effects on several line items on both the asset and liability side of
200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Tel: (416) 415-3993 Fax: (416) 926-6285 E-mail: lynda_sullivan@manulife.com	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

our balance sheet and net income attributable to shareholders.  We believe these effects make it difficult to analyze the operational results of our businesses and for that reason we use core earnings internally and began disclosing the core earnings measure to investors in 2012.

As disclosed on page 11 of our 2012 MD&A under the heading “Financial Performance”, the items excluded from core earnings include the following items, which are all related to fair value measurement accounting policies:

″1.      The direct impact of equity markets and interest rates, consisting of:

•	Income (loss) on variable annuity guarantee liabilities not dynamically hedged.

•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.

•	Gains (losses) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets.  Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including:  provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net investment related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, non-fixed income returns, credit experience and asset mix changes.  These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.  The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported from 2007 to 2011.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.”

While the net impact of these items is set out in the table reconciling 2012 core earnings to earnings on page 14 of the 2012 MD&A and the change in our insurance policy liabilities is outlined on page 68 of the MD&A, we propose enhancing our future disclosure by adding to the front section of the MD&A under the heading “Financial Performance” information describing our accounting policies around fair value accounting similar to what was disclosed in our 2012 MD&A under the heading “Critical Accounting and Actuarial Policy” (sample wording is based on 2012 MD&A and is for illustrative purposes only):

Fair value accounting policies affect the accounting for both our assets and our liabilities.  In addition, fixed income trading, alternative long duration asset returns, credit experience and asset mix changes result in reported gains and losses due to a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.

As outlined in the Critical Accounting and Actuarial Policies on page [68], net insurance contract liabilities under IFRS are determined using the Canadian Asset Liability Method (CALM), as required by the Canadian Institute of Actuaries.  Under CALM, insurance contract liabilities are set equal to the statement of financial position value of the assets required to support them. The determination of net actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency.  Investment returns are projected using the current asset portfolios and projected reinvestment strategies.  Net income will be impacted to the extent that actual investment returns differ from what is assumed in the valuation of the policy liabilities.

We will further enhance the disclosure in future filings beginning with our 2013 second quarter MD&A by describing the differences in the year over year changes in the items excluded from core earnings, to the extent such differences are material, similar to the following and as appropriate in the circumstances at the time (sample wording is based on our 2011 and 2012 results and is for illustrative purposes only):

Items excluded from core earnings decreased from a charge of [$2,040 million] in 2011 to a charge of [$451 million] in 2012.  This improvement of [$1,589 million] primarily related to the non-recurrence of the charge in 2011 related to the impact of the volatile equity markets and interest rates on our dynamically hedged variable annuity guarantee business as well as a number of other factors outlined in the table below (page [14] of the MD&A).

Performance by Division
U.S. Division, page 24

2.
Please provide us proposed disclosure to be included in future filings to break out the $1,021 million investment gain disclosed in the table separately between the amount due to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience.

Response:
The $1,021 million investment related gain reported in the U.S. Division represents the majority of the $1,137 million gain at the total Company level ($200 million of which is reported in investment related gains reported in core earnings and $937 million in investment related gains excluded from core earnings).

As outlined in the description of the above specified items excluded from core earnings, these gains and losses are combinations of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.

For future filings, we propose to repeat the definition of investment related gains, currently in the core earnings definition, in the earnings analysis section and to provide a break out of the major components of the investment related gain / loss, to the extent any of the components are material, similar to the following and, as appropriate, in the circumstances at the time (sample wording is based on 2012 results and is for illustrative purposes only):

Investment related gains relate to fixed income trading, alternative long duration asset returns, credit experience and asset mix changes.  These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. In 2012, the $1,137 million gain was primarily related to the impact of investing activities (both fixed income and alternative long duration assets) on the measurement of our policy liabilities.  Credit experience remained favourable to our long term assumptions included in the policy liabilities and contributed $32 million to earnings.  Investment experience on alternative long-duration assets backing policyholder liabilities resulted in a charge of approximately $10 million.

3.	Please provide us proposed disclosure to be included in future filings to explain the significant decrease in net investment income from 2011 to 2012.

Response:
Net investment income decreased significantly from 2011 to 2012 as a result of mark-to-market accounting.  The impact on net investment income is directly related to the impact that changes in interest rates and equity markets have on the carrying value of our invested asset and derivative positions.  In total, the Company’s net investment income declined by $14,395 million from 2011 to 2012, of which $12,820 million related to the changes in market values, during the period, on assets supporting insurance and investment contract liabilities.  An additional $1,756 million of the change was from assets backing surplus, the majority of the change arising from equity futures supporting our macro hedging program.  Of the $14,395 million, 75% or $10,813 million was reported in the U.S. Division.

Proposed disclosure to be included in future filings, to the extent material, would include disclosures consistent with those described in our response to the Commission’s comment 1 above as well as a breakdown comparable to that in the prior paragraph.

Investment Division, page 29

4.
Please provide us proposed disclosure to be included in future filings that states the source for your investment ratings in the graphs and in the table. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Response:

We propose to include the following source references in future filings, as appropriate in the circumstances at the time, with respect to the graphs of credit quality of public bonds and private placements as well as the credit quality of our securitized asset holdings.

The graphs above provide ratings as assigned by Nationally Recognized Statistical Rating Organizations (NRSRO) using a priority sequence order of Standard & Poor’s, Moody’s, Dominion Bond Rating Service and Fitch.  For those assets where ratings by NRSRO are not available, disclosures are based upon internal ratings.  The process for determining internal ratings is described on page [55] of the MD&A.

5.
Please provide us proposed disclosure to be included in future filings that discusses the decrease in investment income yield for bonds that is evident from pages 101 and 102 and clarify the expected effects on your future financial position, results of operations and cash flows.

Response:
Similar to the responses to the comments above, the decrease in investment income yield for bonds that is evident from pages 101 and 102 is due to the impact of fair value accounting.  As noted on pages 101 and 102, the investment income yield for bonds consists of an interest income yield as well as the yield on realized and unrealized gains.
•
The yield on bond interest income declined from 4.4% to 3.8% from 2011 to 2012 due to lower interest rates.   The lower rates resulted in lower interest income yields on new investments but increased the carrying value of our existing bond holdings, thereby increasing the numerator in the yield calculation for interest income.

•
In addition, the increase in carrying value for assets classified as fair value through profit and loss as a result of the decline in interest rates is reported as a gain on the statement of operations.  The gain was higher in 2011 than 2012 because the decline in interest rates was more severe in 2011 and, therefore, the yield related to the gains declined from 8.4% to 2.5%.

We believe our proposed disclosures for future filings in response to the Commission’s comment 1 above would also address any proposed future disclosures relating to the impact of fair value accounting on investment income yields of bonds to the extent there are material changes to interest rates and equity markets during the reporting period.

Critical Accounting and Actuarial Policies
Potential impact on aggregate next five years and the following five years net income attributed to shareholders arising from potential changes to the fixed income ultimate reinvestment rates (URR), page 66

6.	Please tell us if this disclosure addresses fixed maturity investments that are subject to call or redemption features at the issuer’s option and, if not, why not.

Response:
The disclosure addresses fixed maturity investments that are subject to call or redemption features.  For public and private bonds that are subject to call or redemption features at the issuers’ option, we assume that the issuer will call the instrument at the first call date if it is economically advantageous to the issuer.   Other fixed maturity investments with similar features, such as collateralized mortgage obligations, do not represent a material component of our investment portfolio.

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In responding to staff comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require anything further in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

/s/ Lynda Sullivan
Lynda Sullivan, Executive Vice President & Controller

cc:           Stephen Roder, Senior Executive Vice President and Chief Financial Officer
Angela Shaffer, Vice President and Corporate Secretary